SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §249.13d-2
(Amendment No.      )*

Semler Scientific, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
81684M 104
(CUSIP Number)

February 26, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81684M 104	Page 2 of 6

SCHEDULE 13G

CUSIP No. 81684M 104
1.	NAMES OF REPORTING PERSONS Dr. Herbert Semler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 150,000 shares
	6.	SHARED VOTING POWER 617,891 shares
	7.	SOLE DISPOSITIVE POWER 150,000 shares
	8.	SHARED DISPOSITIVE POWER 617,891 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 767,891 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.8%*
12.	TYPE OF REPORTING PERSON* IN

* Based upon an aggregate of 4,708,017 shares of the Issuer’s (as defined below) common stock outstanding as of February 26, 2014 upon closing of the Issuer’s initial public offering (“IPO”) on such date, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b) on February 21, 2014.

CUSIP No. 81684M 104	Page 3 of 6

SCHEDULE 13G

CUSIP No. 81684M 104
1.	NAMES OF REPORTING PERSONS Mrs. Shirley Semler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 shares
	6.	SHARED VOTING POWER 617,891 shares
	7.	SOLE DISPOSITIVE POWER 0 shares
	8.	SHARED DISPOSITIVE POWER 617,891 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 617,891 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.1%*
12.	TYPE OF REPORTING PERSON* IN

* Based upon an aggregate of 4,708,017 shares of the Issuer’s (as defined below) common stock outstanding as of February 26, 2014 upon closing of the Issuer’s initial public offering (“IPO”) on such date, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b) on February 21, 2014.

CUSIP No. 81684M 104	Page 4 of 6

Item 1(a).  Name of Issuer:

Semler Scientific, Inc. (the “Issuer”)

Item 1(b).  Address of Issuer’s Principal Executive Offices:

2330 NW Everett St.
Portland, OR 97210

Item 2(a). Name of Person(s) Filing:

Dr. Herbert & Mrs. Shirley Semler

Item 2(b). Address of Principal Business Office, or, if None, Residence:

c/o Semler Scientific, Inc.
2330 NW Everett St.
Portland, OR 97210

Item 2(c).  Citizenship:

Each of Dr. & Mrs. Semler is a U.S. citizen

Item 2(d).  Title of Class of Securities:

Common Stock of the Issuer

Item 2(e).  CUSIP Number:

81684M 104

Item 3.  If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b), Check Whether the Person Filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) ☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f) ☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g) ☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J);

CUSIP No. 81684M 104	Page 5 of 6

Item 4. Ownership:

(a) Amount beneficially owned: Dr. & Mrs. Semler beneficially own an aggregate of 617,891 shares of common stock of the Issuer, which they hold in the Semler Family Trust, over which they are co-Trustees. Dr. Semler also holds fully vested options to acquire an additional 150,000 shares of Issuer common stock, which options have an exercise price of $0.52 per share and expire January 1, 2018.

(b) Percent of class: 13.1% (or 15.8% including the stock options as if exercised)

(c) Number of shares as to which the person has:

Dr. Semler:

(i) Sole power to vote or to direct the vote: 150,000*

(ii) Shared power to vote or to direct the vote: 617,891

(iii) Sole power to dispose or to direct the disposition of: 150,000*

(iv) Shared power to dispose or to direct the disposition of: 617,891

* Fully vested stock options.

Mrs. Semler:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 617,891

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 617,891

Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of the Group.

N/A

Item 10. Certification:

N/A.

CUSIP No. 81684M 104	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2014

Dr. Herbert J. Semler

/s/ Dr. Herbert J. Semler

Mrs. Shirley Semler

/s/ Mrs. Shirley Semler